Exhibit 5.11

23 May, 2019

Vantage Drilling International

777 Post Oak Boulevard, Suite 800

Houston, Texas 77056

Dear Ladies and Gentleman,

We have acted as special Egyptian counsel to ADVantage Drilling Services Company S.A.E. (the “Egyptian Subsidiary”), an Egyptian joint stock company in connection with Vantage Drilling International’s (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), relating to the sale by the selling securityholders identified in the prospectus (the “Selling Securityholders”) from time to time of up to 2,863,768 units of stapled securities (the “Stapled Securities”) of the Company. Each Stapled Security comprises one ordinary share of the Company, par value $0.001 per share (the “Common Shares”), and $172.61 principal amount of the Company’s 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes”), in each case subject to adjustment as described in the Third Lien Indenture (as defined below). The Notes were issued under an indenture, dated February 10, 2016 (as amended by the first supplemental indenture thereto, dated June 8, 2016, the second supplemental indenture thereto, dated January 24, 2019 and the third supplemental indenture thereto, dated February 13, 2019, collectively, the “Third Lien Indenture”), among the Company, the guarantors named therein (the “Guarantors”) and U.S. Bank National Association, not in its individual capacity but solely as trustee (together with its successors and assigns, in such capacity, the “Trustee”) and not in its individual capacity but solely as collateral agent (together with its successors and assigns, in such capacity, the “Noteholder Collateral Agent”). The Notes are guaranteed (the “Guarantees” and, together with the Stapled Securities and the Notes, the “Securities”) by the Guarantors. The Stapled Securities being registered under the Registration Statement will be offered on a continuous or delayed basis pursuant to the provisions of Rule 415 under the Securities Act.

We are duly qualified to practice Egyptian law. The opinions expressed herein are limited to Egyptian law as of the date hereof and are given on the basis of the assumptions set out in section 2 below and subject to the reservations and qualifications set out in section 4 below. We express no opinion herein on any matters governed by any law other than Egyptian law. All legislation in the Arab Republic of Egypt (the “A.R.E.”) is promulgated in Arabic and only the official Arabic text has binding force.

Ibrachy Legal Consultancy	4 Elsad Elaly St., 4th Floor	T +202 333 810 99
www.ibrachy.com	Dokki, Cairo 12311, Egypt	F +202 333 810 99

1	DOCUMENTS EXAMINED

For the purpose of this opinion we have examined copies of the following documents:

1.1	the Third Lien Indenture;

1.2

a supplemental agreement dated 13 February 2019 concluded among the parties of the Third Lien Indenture and the Egyptian Subsidiary as Guarantor to the Company under the Third Lien Indenture (the “Third Supplemental Third Lien Indenture”);

1.3	extract of the Egyptian Subsidiary’s Commercial Registry dated 23 May 2019;

1.4	an official copy of the Egyptian Subsidiary’s articles of association stamped by the Egyptian General Authority for Free Zones and Investment (the “Statutes”);

1.5	copy of the Egyptian Subsidiary’s Tax Card dated 27 March 2019 and valid until 26 March 2020;

1.6

ratified minutes of an Ordinary General Assembly Meeting of the Egyptian Subsidiary dated 10 February 2019 and ratified by the Egyptian General Authority for Free Zones and Investment on 11 February 2019; and

1.7

ratified minutes of an Extra-Ordinary General Assembly Meeting of the Egyptian Subsidiary dated 10 February 2019 and ratified by the Egyptian General Authority for Free Zones and Investment on 11 February 2019 that, in particular, approved the entry into of the Third Supplemental Third Lien Indenture (the “EGM”).

2	Assumptions

For the purpose of giving this opinion, we have made the following assumptions:

2.1	that the Statutes remain accurate and up to date;

2.2	that copies of the Third Lien Indenture and Third Supplemental Third Lien Indenture submitted to us are complete and conform to the original documents;

2.3	that the Third Lien Indenture and Third Supplemental Third Lien Indenture have been duly executed and delivered by each of the parties thereto other than the Egyptian Subsidiary;

2.4

that all signatures, seals and stamps (including on behalf of the Egyptian Subsidiary) on the Third Lien Indenture and Third Supplemental Third Lien Indenture, and other relevant documents submitted to or reviewed by us and the legal capacity of natural persons executing the Third Lien Indenture and Third Supplemental Third Lien Indenture other than on behalf of the Egyptian Subsidiary, are genuine;

2.5

as to any questions of fact, the accuracy, truthfulness and completeness of all facts set forth in all statements, representations, covenants and warranties made in the Third Lien Indenture and Third Supplemental Third Lien Indenture, and any documents delivered in connection thereto to the extent such facts were not independently established;

2.6	that neither of the Third Lien Indenture nor the Third Supplemental Third Lien Indenture is invalid, illegal or otherwise unenforceable under the laws of New York;

2.7

that the execution, delivery, performance and enforcement of the Third Lien Indenture and Third Supplemental Third Lien Indenture by any party thereto (other than the Egyptian Subsidiary) has not caused and will not cause any law of any place (other than the A.R.E.) to be violated or contravened in any respect;

2.8

that each of the parties to the Third Lien Indenture (other than the Egyptian Subsidiary) is duly organised and validly existing under the laws of its jurisdiction of organisation and has the power and authority to enter into the Third Lien Indenture and Third Supplemental Third Lien Indenture;

2.9

all necessary consents, authorizations and approvals required in any relevant jurisdiction other than the A.R.E. for the execution and delivery of the Third Lien Indenture and Third Supplemental Third Lien Indenture have been obtained;

2.10

all necessary notices, filings, registrations and recordings required in any applicable jurisdiction other than the A.R.E. in respect of the Third Lien Indenture and Third Supplemental Third Lien Indenture have been made or given; and

2.11

there is nothing in any document or agreement other than the documents mentioned in section 1 above relating to the matters and transactions contemplated by the Third Lien Indenture that would affect this opinion.

3	Opinion

Subject to any matters not disclosed to us and based on the assumptions in section 2 above and subject to the reservations and qualifications in section 4 below, we are of the opinion that:

3.1	The Egyptian Subsidiary has been duly incorporated and is validly existing in good standing under the laws of the A.R.E.

3.2	The Guarantee of the Egyptian Subsidiary constitutes a valid and binding obligation of the Egyptian Subsidiary, enforceable against the Egyptian Subsidiary in accordance with its terms.

4	Reservations and qualifications

4.1	We have not undertaken any independent searches or enquiries as to any of the opinion statements set out in Section 3.

4.2

Notwithstanding the authorization by the EGM to enter into the Third Supplemental Third Lien Indenture, as a matter of Egyptian public policy the entry into of the Third Supplemental Third Lien Indenture by the Egyptian Subsidiary must be in the best interests of the Egyptian Subsidiary demonstrable by a true commercial interest. In the case of the Third Supplemental Third Lien Indenture, being issued to guarantee a parent company’s obligations, the ability of the Egyptian Subsidiary to directly or indirectly share in the proceeds from the issuance of the Notes, in our opinion, satisfies such requirement. Failure to demonstrate a true commercial interest could render the entry into of the Third Lien Indenture voidable.

4.3

Under Egyptian law, the validity of the Guarantee provided by the Egyptian Subsidiary pursuant to the Third Lien Indenture is subject to the validity of the Company’s obligations under the Notes, and the Guarantee may not create a greater obligation on behalf of the Egyptian Subsidiary other than the obligations of the Company under the Notes. Furthermore, under Egyptian law, the guarantor may generally avail itself of all defenses that are available to the Company with respect to payment of the amounts subject to the Securities.

4.4

Egyptian courts are required to look into the common intention of the parties over the written terms of an agreement where the parties use words or legal structures that do not reflect their true intentions.

4.5

The enforcement of the Egyptian Subsidiary’s Guarantee in the A.R.E. may be limited by limitation periods and by laws relating to bankruptcy, liquidation, arrangement, moratorium, reorganization, fraudulent conveyance or other similar laws relating to or affecting generally the enforcement of creditors’ rights and general principles of equity, including without limitation, concepts of good faith, the non-abuse of rights, reasonableness, material misrepresentation, undue influence, duress or other acts contrary to public policy;

a.	The enforceability of rights and obligations under Egyptian law are subject to:

i.	the provisions of Article 5 of the Egyptian Civil Code which provides that “The exercise of a right is considered unlawful in the following cases:

(a)	if the sole aim thereof is to harm another person;

(b)	if the benefit it is desired to realize is out of proportion to the harm caused thereby to another person; or

(c)	if the benefit it is desired to realize is unlawful.”

This is a very broad provision, the interpretation and application of which is in the discretion of the court; and

ii.	the provisions of Article 148 of the Egyptian Civil Code which provides that “A contract must be performed in accordance with its contents and in compliance with the requirements of good faith.”.

4.6

Specific performance of an obligation would be within the discretion of the court and in this respect the court shall have regard to the nature of the obligation to be performed. Remedies may also be subject to rights of set off or counterclaim. The possibility of obtaining any remedy would be lost if proceedings were not to be commenced within certain time limits. Egyptian courts may stay proceedings or decline jurisdiction, notably if concurrent proceedings are being brought elsewhere. Accordingly, enforcement of the obligations of the parties under the Transaction Documents in accordance with the terms of the Transaction Documents would not be certain in every circumstance;

4.7

The provisions of the Third Lien Indenture obliging the Egyptian Subsidiary to pay interest to any person other than a bank registered with the Central Bank of Egypt pursuant to Law 163 of 1957, as amended, could be argued to be subject to either Article 227 of the Egyptian Civil Code or Article 50 of the Egyptian Commercial Code (Law 17 of 1999). Article 227 restricts the contractual rate of interest to a maximum of 7% simple interest per annum whilst Article 50 of the Egyptian Commercial Code restricts such a rate to a contractual maximum of the rate declared by the Central Bank of Egypt from time to time. There is debate amongst legal scholars as to whether foreign law documents, or a loan in foreign currency, are subject to these provisions. The restrictions on interest contained in the Egyptian Civil Code and the Egyptian Commercial Code would only be applicable to a foreign law document to the extent that the restrictions are of public order. As there have been a number of instances of laws expressly waiving these limits, it would be reasonable to argue that they are not of public order;

4.8

Sections 2.12 and 4.01 of the Third Lien Indenture to the extent they provide for payment of interest on outstanding interest are arguably not enforceable under Egyptian law. In this regard, article 232 of the Egyptian Civil Code prohibits paying interest on outstanding interest subject to any commercial rules or practice to the contrary. In our opinion, we do not believe that the exception of commercial rules and practice would extend to payment by a guarantor to note holders.

4.9

To the extent that the obligations of the Egyptian Subsidiary pursuant to the Third Lien Indenture entail the transfer of money out of Egypt, it should be noted that although the Central Bank of Egypt cancelled the restrictions previously imposed on the transfer of foreign funds (including U.S. Dollars) to outside of Egypt, in practice, banks in Egypt may require documentary evidence of the basis of the transfer particularly in relation to the transfer of large amounts of foreign currency (including U.S. Dollars).

4.10

Generally, the waiver of any right which may be acquired in the future is arguably not enforceable under the Egyptian laws. In particular, we highlight this risk in relation to sections 4.06 and 11.01(b) of the Third Lien Indenture.

4.11	Tax gross up provisions may be subject to challenge as regarded as shifting the tax burden, although in our opinion an indemnity in relation to tax should be enforceable.

4.12

Indemnification under Article 221 of the Egyptian Civil Code is limited to direct damages. Punitive damages and damages for indirect and consequential losses are not permissible under the Egyptian Law. However, direct damages include incurred losses and lost profits. The parties may agree to exempt the obligor from all elements of liability except for gross liability for negligence or wilful misconduct. It follows that under Egyptian law waiving the rights in any lost profits in accordance with section 7.02(g) of the Third Lien Indenture may be unenforceable if such losses result from wilful misconduct or gross negligence.

4.13	Article 97 of the Egyptian 2014 Constitution (the “Constitution”) states:

“Litigation is an immune right granted to all people and the State shall guarantee the accessibility of judicature as well as ensuring the prompt settlement of disputes.

It is prohibited to prevent any action or administrative decision from judicial supervision…”

In our opinion, pursuant to the provisions of the above article, any agreement which prevents or even attempts to restrict a person’s individual right to litigate (such as section 11.01(b) of the Third Lien Indenture), will be void to the extent that it does so, given that the Constitution is of a public order nature.

4.14

The bankruptcy of an Egyptian company may be declared by the company itself, one of its creditors or the public prosecutor. The Egyptian courts, while examining a case, are also empowered to “automatically” declare a bankruptcy. The court declaring the bankruptcy appoints a bankruptcy trustee that is empowered to manage and preserve the funds of the bankrupt entity and to represent the bankrupt entity in all suits related to the management of its funds. The main functions performed by the bankruptcy trustee are to verify debts, liquidate the bankruptcy property and distribute its proceeds among the creditors pro rata to their respective debts. The declaration of bankruptcy results in prohibitions on the bankrupt entity from managing and disposing of its property, and such prohibitions extend to all funds owned or to be owned by the bankrupt entity on or after the date of the bankruptcy declaration. Upon the issuance of the bankruptcy ruling, creditors are prevented from taking any individual legal actions, and existing proceedings initiated by creditors prior to the issuance of the bankruptcy ruling are suspended. Therefore, ordinary creditors are required to join the creditor group in order to recover their debts. Secured creditors and parties entitled to special lien rights, as well as those procuring liens over a debtor’s property, are guaranteed to receive the benefit of the security, and have the right to file individual actions or pursue their rights individually through the bankruptcy trustee.

All creditors should declare their debts and related privileges to the bankruptcy trustee during the thirty days following the publication in the newspaper of the declaration of bankruptcy or after the invitation to declare debts published in the same newspaper by the bankruptcy trustee. After verifying the debts and related privileges, the bankruptcy trustee prepares an inventory of all the debts and submits it to the judge for ratification.

4.15

Pursuant to Articles 1138 – 1141 of the Egyptian Civil Code, in the event of the insolvency of a party, priority shall be given to preference debts, due taxes, costs of legal proceedings, sums owned to the State Treasury for taxes, duties and other dues of any kind, wages owed to employees over the previous six months.

4.16

The period of up to two years before the bankruptcy declaration date may be declared as a suspect period, during which creditors may claim the non-opposability of fraudulent transactions as well as prepayments made by the debtor during such period. Deciding on whether or not a transaction is considered fraudulent is subject to the discretion of the judge. Thus, section 11.02(a) of the Third Lien Indenture may not be enforceable to the extent it attempts to avoid such non-opposability claim by stating that the guarantee does not constitute a fraudulent transfer or conveyance.

4.17

The choice of New York law to govern the Third Lien Indenture is a valid and effective choice of law under Egyptian law except to the extent that such law contravenes Egyptian public policy as may be determined by the Egyptian courts.

4.18

Judgments rendered by any U.S. Federal or New York State Court in the City of New York, New York in respect of the Third Lien Indenture may be recognized by courts in Egypt as per the same terms of their enforcement in the state of New York. However, in order for a foreign judgment to be enforceable in Egypt, an exequatur proceeding has to take place. An exequatur may not be granted unless the following conditions are met:

i.

the courts of Egypt are not competent to hear the dispute which constituted the object of the foreign judgment, and the foreign court is shown to have been competent to hear the dispute in accordance with its laws;

ii.	the parties to the dispute were duly notified and properly represented in the proceedings;

iii.	the judgment is final and conclusive in accordance with the laws of its place of issuance; and

iv.	the judgment does not conflict with a prior Egyptian judgment in the same matter and is not contrary to public policy in Egypt.

4.19

Pursuant to the provisions of Articles 28, 29 and 30 of the Egyptian Law of Civil and Commercial Procedures, Egyptian courts are competent to hear disputes raised against Egyptians whether or not resident in Egypt which may result in the rejection of the request of exequatur of a non-Egyptian judgment rendered against the Egyptian Subsidiary. Further, since a review of whether the judgment conflicts with Egyptian public policy is a matter for Egyptian courts to decide, foreign court judgments would not be enforceable without being re-examined on the merits. The only exception is where an international treaty providing for the recognition and enforcement of judgments in civil cases exists between Egypt and the country where the judgment is rendered. Please note that no such treaty exists between the United States of America and Egypt for the reciprocal enforcement of foreign court judgments.

4.20	The deemed delivery of notices served pursuant to the Third Lien Indenture may be rebutted by proof that notice was not in fact received.

4.21

Any reference in this opinion to legislation, laws, rules or regulations of the A.R.E is only to legislation, laws, rules or regulations published in the Official Gazette until the date hereof. Any reference in this opinion to the decisions, orders, judgements or decrees of any Egyptian court or governmental authority is only to the decisions, orders, judgements or decrees officially published in the A.R.E. The opinions expressed herein are limited to questions of Egyptian law as currently expressed and in force and as currently applied by Egyptian courts on the date hereof;

4.22

This opinion is limited to the matters expressly stated herein and does not apply by implication to any other matter. We express no opinion on factual matters and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances that hereafter may come to our attention or any change of law that hereafter may occur.

This opinion is addressed to and given for your sole benefit, and solely in connection with the matters set out in this opinion. Except with our express prior written consent, it may not be used or relied upon by any other person or used or relied upon by you for any other purpose; provided that a copy of this opinion may be furnished without our prior written consent (i) to any of your affiliates, directors, employees, successors or assigns, (ii) to any of your or the legal or other advisers of such parties including your insurers and auditors, (iii) to any legislative, administrative, regulatory or judicial body, (iv) to any person pursuant to any actual or potential court or arbitral proceedings, or proceedings or investigations by any regulatory, governmental or supervising body or listing authority or stock exchange; (v) as may be required by law or regulation; and (vi) in connection with any actual or potential dispute or claim to which the opinion addressees are a party relating to the Third Lien Indenture, in each case for the purposes of information only on the strict understanding we do not assume any duty or liability whatsoever to any such recipient as a result or otherwise. Neither the contents nor the existence of this opinion may be transmitted or disclosed to any other person, nor may it be quoted or referred to in any public document or filed with any government agency or other person, without our express prior written consent.

Yours sincerely

/s/ Ibrachy Legal Consultancy

Ibrachy Legal Consultancy